

July 18, 2011

Via E-mail
Lawrence A. Siebert
Chairman and Chief Executive Officer
Chembio Diagnostics, Inc.
3661 Horseblock Road
Medford, New York 11763

> **Re: Chembio Diagnostics, Inc.**
> **Preliminary Proxy Statement**
> **Filed July 14, 2011**
> **File No. 000-30379**

Dear Mr. Siebert:

We have limited our review of the above-referenced filing to the issues identified in this letter and have the following comments.

Please respond to this letter by amending your filing. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 3. Authorization of Board of Directors to Effect a Reverse Stock Split of its Issued and Outstanding Common Stock

1. Please expand the discussion to state whether you have any plan, commitment, arrangement, understanding or agreement, either oral or written, regarding the issuance of common stock subsequent to the increase in the number of available authorized shares as a result of the reverse stock split.

Item 4. Adoption of an Amendment to the 2008 Stock Incentive Plan

2. Please expand the discussion to address whether and how the proposed reverse stock split will affect your analysis of the number of shares available for issuance under the plan before and after the proposed increase.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey Riedler

Jeffrey Riedler
Assistant Director

cc: Rich Larkin
    Chembio Diagnostics, Inc.
    3661 Horseblock Road
    Medford, New York 11763